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                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

The Administrative Committee
Total Fina Elf Finance USA, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-13214) on Form S-8 of TOTAL S.A. (Formerly Total Fina Elf S.A.) of our report dated June 19, 2003, with respect to the statements of net assets available for plan benefits of Total Fina Elf Finance USA, Inc. Employee Savings Plan as of December 31, 2002 and 2001, the statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of Total Fina Elf Finance USA, Inc. Employee Savings Plan.

/s/ KPMG LLP
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Houston, Texas
June 26, 2003